UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Galaxy Nutritional Foods, Inc.

(Name of Subject Company (Issuer))

Andromeda Acquisition Corp.

(Offeror)

a wholly owned subsidiary of

MW1 LLC

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

36317Q 10 4

(CUSIP Number of Class of Securities)

Andromeda Acquisition Corp.

c/o Mill Road Capital, L.P.

2 Sound View Drive, Suite 300

Greenwich, Connecticut 06830

(203) 987-3500

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Peter M. Rosenblum, Esquire

Foley Hoag LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:	Not Applicable

Form or Registration No.:	Not Applicable

Filing Party:	Not Applicable

Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12.	Exhibits

99.1	Andromeda Acquisition Corp. press release issued on February 9, 2009 entitled, “Andromeda Acquisition Corp. Announces Plans to Make a Cash Tender Offer for Galaxy Nutritional Foods at 112% Premium.”

Exhibit Index

Exhibit No.	Description

99.1	Andromeda Acquisition Corp. press release issued on February 9, 2009 entitled “Andromeda Acquisition Corp. Announces Plans to Make a Cash Tender Offer for Galaxy Nutritional Foods at 112% Premium.”

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